UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                               Chyron Corporation
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   171605108
                                 (CUSIP Number)

                            Dennis J. Friedman, Esq.
                               Chadbourne & Parke
                              30 Rockefeller Plaza
                               New York, NY 10012
                                 (212) 408-5100
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 25, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 171605108                                          Page 2 of 29 Pages
                                                                ----  ------
  1      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG Corporate Development Associates IV, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|
   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


    NUMBER OF        7     SOLE VOTING POWER

     SHARES                20,060,755 shares

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           17,770,615 shares
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,060,755 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9%

   14   TYPE OF REPORTING PERSON*

         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                          Page 3 of 29 Pages
                                                                ----  ------
  1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG Corporate Development Associates IV (Overseas), L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                4,873,540 shares

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           4,285,120 shares
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,837,540 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%

   14   TYPE OF REPORTING PERSON*

        PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                          Page 4 of 29 Pages
                                                                ----  ------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG Enterprise Fund II, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                4,984,717 shares

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           4,415,557 shares
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,984,717 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.7%

   14   TYPE OF REPORTING PERSON*

        PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                          Page 5 of 29 Pages
                                                                ----  ------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Weiss, Peck & Greer Venture Associates III, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                4,144,585 shares

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           3,671,545 shares
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,144,585 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.7%

   14   TYPE OF REPORTING PERSON*

        PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                          Page 6 of 29 Pages
                                                                ----  ------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG Private Equity Partners, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         N/A

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                20,060,755 shares

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           17,770,615 shares
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

   11    AGGREGATE AMOUNT BENEtFICIALLY OWNED BY EACH REPORTING PERSON

         20,060,755 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.9%

   14   TYPE OF REPORTING PERSON*

        PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                          Page 7 of 29 Pages
                                                                ----  ------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG CDA IV (Overseas), Ltd.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         N/A

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               4,837,540 shares
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                            4,285,120 shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,837,540 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%

   14   TYPE OF REPORTING PERSON*

        CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                          Page 8 of 29 Pages
                                                                ----  ------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG Private Equity Partners (Overseas), L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         N/A

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               4,837,540 shares
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           4,285,120 shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,837,540 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%

   14   TYPE OF REPORTING PERSON*

        PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                          Page 9 of 29 Pages
                                                                ----  ------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         WPG Venture Partners III, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         N/A

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                9,129,302 shares

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           8,087,102 shares
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,129,302 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.4%

   14   TYPE OF REPORTING PERSON*

        PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 10 of 29 Pages
                                                                ----  ------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Steven N. Hutchinson

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         N/A

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               24,898,295 shares
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           22,055,735 shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,898,295 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.4%

   14   TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 11 of 29 Pages
                                                                ----  ------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wesley W. Lang, Jr.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         N/A

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               24,898,295 shares
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           22,055,735 shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,898,295 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.4%

   14   TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 12 of 29 Pages
                                                                ----  ------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philip Greer

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         N/A

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               13,966,842 shares
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           12,372,222 shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,966,842 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.9%

   14   TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 13 of 29 Pages
                                                                ----  ------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gill Cogan

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         N/A

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                -0-

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               9,129,302 shares
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           8,087,102 shares

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,129,302 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.4%

   14   TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 14 of 29 Pages
                                                                ----  ------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Westpool Investment Trust plc

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                7,884,491 shares

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           6,984,311 shares
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,884,491 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.0%

   14   TYPE OF REPORTING PERSON*

        CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 15 of 29 Pages
                                                                ----  ------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lion Investments Limited

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                3,734,426 shares

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           3,308,366 shares
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,734,426 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.3%

   14   TYPE OF REPORTING PERSON*

        CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 16 of 29 Pages
                                                                ----  ------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Charles M. Diker

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                       (b)  |X|

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         PF

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

    NUMBER OF        7     SOLE VOTING POWER

     SHARES                1,659,922 shares

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           1,470,382 shares
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,659,922 shares

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                           |_|


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9%

   14   TYPE OF REPORTING PERSON*

        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 17 of 29 Pages
                                                                ----  ------
Item 1.   Security and Issuer.

          The title of the class of equity securities to which this Statement relates is the Common Stock, $.01 par value per share (the "Common Stock"), of Chyron Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5 Hub Drive, Melville, New York 11747.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of WPG Corporate Development Associates IV, L.P., a Delaware limited partnership ("CDA"), WPG Corporate Development Associates, IV (Overseas), L.P., a Cayman Islands exempted limited partnership ("CDAO"), WPG Enterprise Fund II, L.P., a Delaware limited partnership ("WPGEF"), Weiss, Peck & Greer Venture Associates III, L.P., a Delaware limited partnership ("WPGVA"), WPG Private Equity Partners, L.P., a Delaware limited partnership ("WPGPEP"), WPG CDA IV (Overseas), Ltd., a limited company organized under the laws of the Cayman Islands ("Overseas"), WPG Private Equity Partners (Overseas), L.P., a Delaware limited partnership ("WPGPEPO"), WPG Ventures Partners III, L.P., a Delaware limited partnership ("WPGVP"), Steven N. Hutchinson ("Hutchinson"), Wesley W. Lang, Jr. ("Lang"), Philip Greer ("Greer"), Gill Cogan ("Cogan"), Westpool Investment Trust plc, a public limited company organized under the laws of England ("WIT"), Lion Investments Limited, a private limited company organized under the laws of England ("Lion"), and Charles M. Diker ("Diker", and together with CDA, CDAO, WPGEF, WPGVA, WPGPEP, Overseas, WPGPEPO, WPGVP, Hutchinson, Lang, Greer, Cogan, WIT and Lion, are collectively referred to hereinafter as the "Reporting Persons" and individually as a "Reporting Person"). CDA, CDAO, WPGEF, WPGVA, WIT, Lion and Diker are collectively referred to hereinafter as the "WP Group"

          Information with respect to each of the Reporting Persons is set forth below. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person. No Reporting Person is responsible for the completeness of or accuracy of the information concerning any of the other Reporting Persons.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 18 of 29 Pages
                                                                ----  ------
          CDA and CDAO.

          The principal office of CDA and CDAO is located at c/o Weiss, Peck & Greer Private Equity Group, One New York Plaza, New York, NY 10004-1950. CDA and CDAO are investment partnerships that are associated with Weiss, Peck & Greer, L.L.C. ("Weiss, Peck"). The general partner of CDA is WPGPEP. The general partners of CDAO are Overseas and WPGPEPO.

          WPGEF and WPGVA.

          The principal office of WPGEF and WPGVA is located at 555 California Street, Suite 4760, San Francisco, CA 94104. WPGEF and WPGVA are investment partnerships associated with Weiss, Peck. The general partner of WPGEF and WPGVA is WPGVP.

          WPGPEP.

          The principal office of WPGPEP is located at c/o Weiss, Peck & Greer Private Equity Group, One New York Plaza, New York, New York 10004-1950. WPGPEP serves as the general partner of CDA. The general partners of WPGPEP are Hutchinson (co-managing partner), Lang (co-managing partner), Craig Whiting, Peter Pfister, Greer and Nora Kerppola, all of whom are citizens of the United States, except that Ms. Kerppola is a citizen of Finland, and have offices located at One New York Plaza, New York, New York 10004-1950. Messrs.
Hutchinson, Lang, Pfister and Greer are principals of Weiss, Peck and Mr. Whiting and Ms. Kerppola are employees of Weiss, Peck.

          Overseas and WPGPEPO.

           The principal office of Overseas is located at c/o BankAmerica Trust and Banking Corp., P.O. Box 1092, Georgetown, Grand Cayman Island, Cayman Islands, British West Indies. The principal office of WPGPEPO is located at c/o Weiss, Peck & Greer Private Equity Group, One New York Plaza, New York, New York 10004-1950. Overseas and WPGPEPO serve as the general partners of CDAO. The directors of Overseas are Messrs. Hutchinson, Greer, Lang and Robin Jarvis. Mr. Jarvis is a citizen of the United Kingdom, an employee of BankAmerica Trust and Banking Corporation (Cayman) Limited and has offices located at BankAmerica House, Fort Street, Georgetown, Grand Cayman Island, Cayman Islands, British West Indies. The general partners of WPGPEPO are the same individuals that serve as general partners of WPGPEP.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 19 of 29 Pages
                                                                ----  ------
          WPGVP.

          The principal office of WPGVP is located at 555 California Street, Suite 4750, San Francisco, CA 94104. WPGVP serves as the general partner of WPGEF and WPGVA. The general partners of WPGVP are Greer (co-managing partner), Cogan (co-managing partner), Annette Bianchi, Philip Black, Ellen Feeney, Christopher J. Schaepe and Barry Schiffman. Cogan, Bianchi, Black, Feeney, Schaepe and Schiffman are citizens of the United States and have offices located at 555 California Street, Suite 4750, San Francisco, CA 94104. Mr. Greer is a senior managing principal of Weiss, Peck, Cogan, Bianchi and Feeney are principals of Weiss, Peck and Black, Schaepe and Schiffman are employees of Weiss, Peck.

          Hutchinson and Lang.

          As described above, Messrs. Hutchinson and Lang are co-managing partners of WPGEP and WPGEPO and directors of Overseas.

           Greer and Cogan.

          As described above, Messrs. Greer and Cogan are co-managing partners of WPGVP. Mr. Greer is also a director of Overseas.

          WIT and Lion.

          The principal office of WIT and Lion is located at Carlton House, 33 Robert Adam Street, London W1M 5AH. WIT and Lion are investment holding companies.

          The directors and executive officers of WIT and Lion and their respective business addresses and present principal occupations are set forth below:

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 20 of 29 Pages
                                                                ----  ------
Directors           Address                       Occupation

Lord Rayne          33 Robert Adam Street         Director, WIT and Lion
                    London, UK  W1M 5AH

Robert Rayne        33 Robert Adam Street         Director, WIT and Lion
                    London, UK  W1M 5AH

Lord Remnant        33 Robert Adam Street         Chartered Accountant,
                    London, UK  W1M 5AH           WIT

Robert Spier        33 Robert Adam Street         Chartered Accountant,
                    London, UK  W1M 5AH           WIT and Lion

Michael Waldron     33 Robert Adam Street         Certified Accountant,
                    London, UK  W1M 5AH           WIT*
- ---------------
*  Mr. Waldron also serves as Secretary of WIT and Lion.


All of the above persons are citizens of the United Kingdom.

         Diker.

          Charles M. Diker is a non-managing principal of Weiss, Peck and is engaged in investment activities. Mr. Diker has a business address located at One New York Plaza, New York, NY 10004-1950. Mr. Diker is a citizen of the United States.

          During the last five years, none of the Reporting Persons named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the Reporting Persons named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          All funds used to purchase the securities reported in Item 4 below were provided from the working capital of the WP Group, except that Charles M. Diker contributed his

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 21 of 29 Pages
                                                                ----  ------
own personal funds. The aggregate purchase price of such securities was approximately $13,952,635.00, excluding the Installment Shares (as defined below) attributable to each of the Reporting Persons and certain shares of Common Stock subject to a right of first refusal.

Item 4.   Purpose of Transaction.

          On July 25, 1995, the WP Group entered into an assignment and assumption agreement (the "Assignment Agreement") with such other entities as set forth in the Assignment Agreement (such entities, together with the WP Group , are collectively referred to hereinafter as the "Assignees") and CC Acquisition Company A, L.L.C., a Delaware limited liability Company ("CCACA") and CC Acquisition Company B, L.L.C., a Delaware limited liability Company ("CCACB", and together with CCACA, are collectively referred to hereinafter as the "Assignors"). Pursuant to the Assignment Agreement, (i) CCACA assigned to the Assignees its rights under the stock purchase agreement, dated May 26, 1995 (the "Pesa Agreement"), by and among CCACA, CCACB and Pesa, Inc. ("Pesa") to acquire 20,000,000 shares of Common Stock from Pesa, (ii) CCACA assigned to the Assignees its rights under the stock purchase agreement, dated May 26, 1995 (the "Sepa Agreement"), by and among CCACA, Sepa Technologies, Ltd., Co. ("Sepa"), and John A. Servizio, ("Servizio") to acquire 5,000,000 shares of Common Stock from Sepa and Servizio, (iii) CCACA assigned to the WP Group its rights of first refusal under the Sepa Agreement and the agreement, dated July 25, 1995, between CCACA and Albert O.P. Leubert Ltd., a New York Corporation, to acquire 5,400,000 shares of Common Stock (the "Right of First Refusal Shares") and (iv) CCACB assigned to the Assignees its rights under the Pesa Agreement to acquire 17,648,839 shares of Common Stock from Pesa.

          The closing of the transactions contemplated by the Pesa Agreement, the Sepa Agreement and the Assignment Agreement occurred on July 25, 1995 (the "Closing"). Immediately following the Closing (i) the Board of Directors of the Issuer (the "Board") approved a resolution increasing the size of the Board from seven members to nine members; (ii) Adolfo Nunez Astray, Alfred O.P. Leubert, Miguel S. Moraga and John A. Servizio resigned as directors of the Issuer and members of committees of the Board; and (iii) Steven N. Hutchinson, Wesley W. Lang, Eugene M. Weber, Alan J. Hirschfield, and Sheldon D. Camhy were appointed by

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 22 of 29 Pages
                                                                ----  ------

the existing members of the Board as new directors. Messrs. Hutchinson and Lang are co-managing partners of WPGPEP and WPGPEPO and directors of Overseas.

          In connection with the Closing, the Assignees entered into an escrow agreement (the "Escrow Agreement") with Sepa, CCACA, CCACB and First Union National Bank of North Carolina, a national banking association ("First Union"), as escrow agent, with respect to 29,414,732 shares of Common Stock (the "Installment Shares"). The WP Group has the power to vote the following portion of the Installment Shares, all of which Shares are deposited in escrow: (i) CDA
- -  7,353,793  shares;  (ii) CDAO -  1,773,258  shares;  (iii)  WPGEF - 1,827,235 shares;  (iv)  WPGVA  -  1,519,350;  (v) WIT -  2,890,231  shares;  (vi)  Lion -
1,369,060 shares and (vii) Charles M. Diker - 608,470 shares. Under the terms of the Assignment Agreement and the Sepa Agreement, such shares are to be released from escrow to the WP Group upon the making of certain payments by the WP Group to Sepa. If any of the Installment Shares are not paid for, such Shares shall be forfeited.

          On July 25, 1995 the WP Group entered into a stockholders' agreement (the "Stockholders' Agreement") with CCACA and CCACB pursuant to which, the parties agreed, among other things, (i) that the Board would be constituted to have nine members; (ii) that until such date as CCACA and CCACB collectively cease to beneficially own 8% of the issued and outstanding shares of Common Stock, they shall have the right to nominate three members to the Board (the "CCAC Directors"); (iii) that until such date as the Reporting Persons cease to beneficially own 8% of the issued and outstanding shares of Common Stock, CDA, CDAO, WPGEF, and WPGVA (collectively the "WPG Participants") have the right to nominate one member to the Board, WIT and Lion (collectively "WIT\Lion") have the right to nominate one member to the Board, and the WPG Participants and WIT/Lion shall together have the right to nominate one member to the Board; (iv) that they would agree on who should serve as the three other directors of the Board; and (v) to vote or cause to be voted all of the shares of Common Stock of which such party is the beneficial owner in favor of the actions contemplated by
(i), (ii), and (iii) above. The Reporting Persons disclaim any beneficial ownership of shares of Common Stock attributable to the Assignors.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 23 of 29 Pages
                                                                ----  ------


          In connection with the aforementioned, transactions, the Issuer entered into a Registration Agreement (the "Registration Rights Agreement") with the Assignees, CCACA and CCACB, dated as of July 25, 1995, pursuant to which the Assignees have, under certain circumstances, demand and incidental (piggyback) registration rights with respect to 64,414,732 shares of Common Stock.

          Copies of the Assignment Agreement, the Shareholders Agreement, Registration Rights Agreement, and the Escrow Agreement are filed herewith under
Item 7 as Exhibits C, D, E, and F respectively, and are deemed incorporated in their entirety by reference hereto.

          The securities purchased by the WP Group were purchased solely for investment purposes. Each Reporting Person expects that it will, from time to time, review its investment position in the Issuer and may, depending on market and other conditions, increase or decrease such investment position.

          Each Reporting Person does not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Board, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in Item 6 of Schedule 13D.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 24 of 29 Pages
                                                                ----  ------


Item 5.   Interest in Securities of the Issuer.

(a) and (b)

                              Beneficial Ownership

                                        Shared
                                        Voting     Sole           Shared
            Percentage   Sole Voting    Power      Dispositive    Dispositive
Entity      of Class*    Power (shares) (shares)   Power (shares) Power (shares)

CDA         22.9%        20,060,755      -         17,770,615      -
CDAO         5.5%         4,837,540      -          4,285,120      -
WPGEF        5.7%         4,984,717      -          4,415,557      -
WPGVA        4.7%         4,144,585      -          3,671,545      -
WPGPEP      22.9%        20,060,755      -         17,770,615      -
Overseas     5.5%         -             4,837,540   -             4,285,120
WPGPEPO      5.5%         -             4,837,540   -             4,285,120
WPGVP       10.4%         9,129,302      -          8,087,102      -
Hutchinson  28.4%         -            24,898,295   -            22,055,735
Lang        28.4%         -            24,898,295   -            22,055,735
Greer       15.9%         -            13,966,842   -            12,372,222
Cogan       10.4%         -             9,129,302   -             8,087,102
Westpool     9.0%         7,884,491      -          6,984,311      -
Lion         4.3%         3,734,426      -          3,308,366      -
Diker        1.9%         1,659,922      -          1,470,382      -


*    The  Issuer's  Form  10-Q for the  fiscal  quarter  ended  March  31,  1995
     indicated  that   87,460,479   shares  of  Common  Stock  were  issued  and
     outstanding as of that date.


           Messrs. Hutchinson, Lang and Greer disclaim, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock which may be deemed to be beneficially owned by CDAO, Overseas and WPGPEPO, except to the extent of their respective interests in Overseas and WPGPEPO. Messrs. Hutchinson and Lang disclaim, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock which may be deemed to be beneficially owned by CDA, except to the extent of their respective interests in WPGPEP. WPGPEP, Overseas and WPGPEPO, disclaim, pursuant to Rule 13d-4 beneficial ownership of the shares of Common Stock which may be deemed to be beneficially owned by CDA, CDAO, except to the extent of their respective interests in CDA and CDAO.

          Messrs. Greer and Cogan disclaim, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock which may be deemed to be beneficially owned by WPGEF and WPGVA, except to the extent of their respective interests in WPGVP. WPGVP disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock which may be deemed to be beneficially owned by WPGPEF

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 25 of 29 Pages
                                                                ----  ------


and WPGVA, except to the extent of its interests in WPGPEF and WPGVA.

          This Statement is not being filed with respect to any shares of Common Stock owned by any other general partner of WPGPEP, Overseas, WPGPEPO or WPGVP, other than Messrs. Hutchinson, Lang, Cogan and Greer, because none of such general partners possess or shares voting or dispositive power with respect to any of the shares of Common Stock that may be deemed to be beneficially owned by WPGPEP, Overseas, WPGPEPO or WPGVP. Each of such general partners disclaims, pursuant to Rule 13d-4, that he or she is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Statement, other than such shares of Common Stock as such general partner owns of record, or may be deemed to own by reason of his or her interest as a partner in the various partnerships described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by other entities described herein.

          (c) Except as set forth in Item 4 above, no transactions in the Issuer's securities by any of the Reporting Persons have been effected during the past sixty (60) days.

          (d) Except with respect to the Right of Refusal Shares, none of the Reporting Persons know of any person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth in this Statement, none of the Reporting Persons has any express contracts, arrangements, understandings or relationships with any of the other persons or entities named in Item 2, any other persons, or the Issuer with respect to the securities of the Issuer.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 26 of 29 Pages
                                                                ----  ------



Item 7.  Material to be filed as Exhibits.

Exhibit A      Stock  Purchase  Agreement,  dated as of May 26,  1995,  by and among CCACA, CCACB and Pesa, is incorporated herein by reference to Exhibit A of Schedule 13D filed on June 1, 1995 by CCACA,
               CCACB, Allan R. Tessler and Michael Wellesley-Wesley.

Exhibit B      Stock  Purchase  Agreement,  dated as of May 26,  1995,  by and among CCACA, Sepa and Servizio, is incorporated herein by reference to Exhibit B of Schedule 13D filed on June 1, 1995 by
               CCACA, CCACB, Allan R. Tessler and Michael Wellesley-Wesley.

Exhibit C      Assignment and Assumption Agreement, dated as of July 25, 1995, by and among the Assignees, CCACA and CCACB.

Exhibit D      Stockholders' Agreement, dated as of July 25, 1995, by and among the Reporting Persons, CCACA and CCACB.

Exhibit E      Registration  Rights  Agreement,  dated as of July 25, 1995, by and among the Issuer, the Assignees, CCACA and CCACB.

Exhibit F      Escrow Agreement, dated as of July 25, 1995, by and among Pesa, the Assignees, CCACB and National Union.

Exhibit G      Rule 13d-1(f) Agreement by and among the Reporting Persons.

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 27 of 29 Pages
                                                                ----  ------


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Date: August 4, 1995




                                        WPG CORPORATE DEVELOPMENT
                                          ASSOCIATES IV, L.P.


                                            By: WPG PRIVATE EQUITY PARTNERS,
                                                L.P., its general partner


                                                By:  /s/Wesley W. Lang, Jr.
                                                      Name: Wesley W. Lang, Jr.
                                                      Title:  General Partner


                                        WPG CORPORATE DEVELOPMENT ASSOCIATES
                                          IV (OVERSEAS), L.P.


                                            By: WPG CDA IV (OVERSEAS), LTD.,
                                                its general partner


                                                By:  /s/Wesley W. Lang, Jr.
                                                     Name: Wesley W. Lang, Jr.
                                                     Title:  Director

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 28 of 29 Pages
                                                                ----  ------


                                        WPG ENTERPRISE FUND II, L.P.


                                            By: WPG VENTURE PARTNERS III,
                                                L.P., its general partner


                                                By:  /s/ Philip Greer
                                                     Name:  Philip Greer
                                                     Title:  General Partner


                                        WEISS, PECK & GREER VENTURE
                                          ASSOCIATES III, L.P.


                                            By: WPG VENTURE PARTNERS III,
                                                L.P., its general partner


                                                By:  /s/ Philip Greer
                                                     Name:  Philip Greer
                                                     Title:  General Partner


                                        WESTPOOL INVESTMENT TRUST PLC


                                                By:  /s/ R.F.J. Spier
                                                     Name:  R.F.J. Spier
                                                     Title:  Director


                                        LION INVESTMENTS LIMITED


                                                By:  /s/ R.F.J. Spier
                                                     Name:  R.F.J. Spier
                                                     Title:  Director


                                                     /s/ Charles M. Diker
                                                     CHARLES M. DIKER

                                  SCHEDULE 13D


CUSIP No. 171605108                                         Page 29 of 29 Pages
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                                        WPG PRIVATE EQUITY PARTNERS, L.P.


                                                By:  /s/Wesley W. Lang, Jr.
                                                     Name: Wesley W. Lang, Jr.
                                                     Title:  General Partner


                                        WPG CDA IV (OVERSEAS), L.P.


                                                By:  /s/Wesley W. Lang, Jr.
                                                     Name: Wesley W. Lang, Jr.
                                                     Title:  Director


                                    WPG PRIVATE EQUITY PARTNERS (OVERSEAS), L.P.


                                                By:  /s/Wesley W. Lang, Jr.
                                                     Name: Wesley W. Lang, Jr.
                                                     Title:  Director


                                        WPG VENTURE PARTNERS III, L.P.


                                                By:  /s/ Philip Greer
                                                     Name:  Philip Greer
                                                     Title:  General Partner


                                                     /s/ Steven N. Hutchinson
                                                     STEVEN N. HUTCHINSON


                                                     /s/Wesley W. Lang, Jr.
                                                     WESLEY W. LANG, JR.


                                                     /s/ Philip Greer
                                                     PHILIP GREER


                                                     /s/ Gill Cogan
                                                     GILL COGAN